 Exhibit 99.1

Marianne Harrison Appointed to CIBC's Board of Directors

TORONTO, Sept. 2, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that Marianne Harrison will be joining its Board of Directors effective September 8, 2025.

Ms. Harrison was previously President and Chief Executive Officer at John Hancock as well as President and Chief Executive Officer of Manulife Canada and brings significant experience in the financial services sector having held a variety of senior leadership roles across her career over the last 25 years.

In addition, Ms. Harrison is a seasoned board member with a breadth of experience having served on not-for-profit and corporate boards including roles on audit and finance committees.

"Marianne is a highly accomplished executive with experience in senior leadership roles in the financial services sector," said Kate Stevenson, Chair of the Board, CIBC. "Her perspective and proven leadership will strengthen CIBC's commitment to strong governance and her strategic insight will be instrumental in advancing the bank's client-focused strategy."

Ms. Harrison holds a Bachelor of Arts from the University of Western Ontario, a diploma in Accounting from Wilfred Laurier University, is a Chartered Accountant and is a Fellow of the Chartered Professional Accountants (FCPA).

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2025/02/c3863.html

%CIK: 0001045520

For further information: For further information: Kira Smylie, CIBC Communications & Public Affairs, 416-980-2949 or kira.smylie@cibc.com

CO: CIBC

CNW 08:35e 02-SEP-25